As filed with the Securities and Exchange Commission on April 28, 2003
File No. 811-4541

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under the pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND,
NATIONWIDE PROVIDENT SERIES A, AND SUBSEQUENT AND
SIMILAR SERIES

Address of Principal Business Office (No. & Street, City, State, Zip Code):
Merrill Lynch, Pierce, Fenner & Smith Inc., P.O. Box 9051, Princeton NJ 08543

Telephone Number (including area code): (609) 282-8457

Name and address of agent for service of process:
Andrew Donohue, Esq., P.O. Box 9011, Princeton NJ 08543

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No ☐

The undersigned investment company hereby amends its notification to the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to the notification of registration submits the following information:

1.		Exact name of registrant:

The Stripped (“Zero”) U.S. Treasury Securities Fund, Nationwide
Provident Series A and subsequent and similar series (formerly The
Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series
A and subsequent and similar series).

8.		If registrant is an unincorporated investment company not having a board of directors:

	(a)	State the name and address of each sponsor of registrant[1].
Merrill Lynch, Pierce, Fenner & Smith Inc.
P.O. Box 9051
Princeton NJ 08543

	(b)	State the name and address of each officer and director of each sponsor of registrant:
Name	Address
Reference is made to Information as to Officers and Directors filed pursuant to Schedules A and D of Form BD under Rules15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 as to Merrill Lynch, Pierce, Fenner & Smith Incorporated (File Number 9-7721)	c/o Merrill Lynch, Pierce, Fenner & Smith Inc. P.O. Box 9051 Princeton NJ 08543

(c)	State the name and address of each trustee and each custodian of registrant (2):

Trustee:
JPMorganChase Bank
14201 Dallas Parkway
Dallas TX 75240
__________________

1 For subsequent Series, as indicated on the cover of Form S-6 for such Series.

SIGNATURE

     Form of signature if registrant is an unincorporated investment company not having a board of directors.

     Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this amendment to the notification of registration to be duly signed on behalf of the registrant in the City of Plainsboro and State of New Jersey on the 28th day of April, 2003.

Signature	THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND, Nationwide Provident Series A and subsequent and similar series
(Name of Registrant)

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
(Name of Sponsor, Trustee or Custodian)

/s/ Jay Fife
(Name of Officer or Sponsor, Trustee, or Custodian)

Director – MLIM Treasury
(Title)

ATTEST:	/s/ Sherry Lott
(Name)

V.P. – MLIM Treasury
(Title)